Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

February 27, 2015

VIA EDGAR TRANSMISSION

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Dear Mr. Long:

Set forth below are our responses to your comments on the Trust’s annual report on Form N-CSR as filed on December 8, 2014.  All page references reference the N-CSR filing.

1.                                      Comment:  Please mark the following Funds, which have ceased operations, as inactive on the Edgar filing system:  Turner All Cap Growth Fund, Turner Concentrated Growth Fund, Turner Global Opportunities Fund, Turner Market Neutral Fund and Turner Emerging Markets Fund.

Response:  The Registrant will make the requested change.

2.                                      Comment:  In the “Manager’s discussion and analysis” section, please provide additional detail on the factors that drove the performance of the Funds, including the return of the Fund and return of its benchmark index over the year and a discussion of the particular stocks that drove Fund performance.

Response:  The Registrant will make the requested change in subsequent shareholder reports.

3.                                      Comment:  In the “Statements of Assets and Liabilities” section, please provide a separate line item for fees payable to Trustees pursuant to section 6-04 of Regulation S-X.

Response:  The Registrant will include a line item for fees payable to Trustees in the “Statements of Assets and Liabilities” section in subsequent annual and semiannual reports.

4.                                      Comment:  Certain of the Funds have significant investments in a single industry.  If a Fund does have the ability to concentrate in a particular industry, please disclose this in the prospectus.

Response:  The Turner Medical Sciences Long/Short Fund invests primarily (at least 80% of its net assets plus any borrowing for investment purposes) in stocks of companies engaged in the health care sector using a long/short growth strategy in seeking to capture alpha, reduce volatility, and preserve capital in declining markets.  The Registrant will disclose in its prospectus if any other Fund has an ability to concentrate in a particular industry.

The Registrant acknowledges that staff comments or changes to disclosure in response to staff comments may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the N-CSR filing.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Josh Deringer, Esq.
Michael P. Malloy, Esq.